Exhibit 99.1

AVIANCA HOLDINGS S.A.

SUMMONS

The undersigned, Secretary of Avianca Holdings S.A., following instructions from the Chief Executive Officer of the Company, hereby summons the Shareholders of Common Shares to the ordinary session of the General Shareholders meeting to be held on March 16th , 2018 at 8:30 a.m., in the city of Bogotá, Republic of Colombia, at the Company’s offices located at Avenida Calle 26 No. 59 -15 10th Floor.

In accordance with the Social Pact, the shareholders of Preferred Shares shall not be summoned to take part in this meeting, as no matters will be discussed on which they have any voting rights.

The agenda for the session to be carried out will be as follows:

1.	Verification of quorum
2.	Reading and approval of the Agenda
3.	Information about the summons to the Meeting
4.	Reading, consideration and approval of the Management Report presented by the Board of Directors, the President and other Managers
5.	Reading of the annual Corporate Governance Report
6.	Reading, consideration and approval of Financial Statements
7.	Reading of the External Auditor´s Report
8.	Social Pact Amendment. It is proposed to amend Article 14 to reduce the number of Officers to three (3)
9.	Election of the Board of Directors
10.	Earnings Distribution Proposal
11.	Approval of the minute

For purposes of the inspection rights, the Company’s ledgers and other documents will be available to the Shareholders of Common Shares at the Company’s offices located at Avenida Calle 26 No. 59 -15 10th Floor.

To the shareholders who are unable to attend in person, it is requested that you confirm your representation in a timely manner, through a written power of attorney addressed to the Company.

In accordance with the Social Pact, this summons shall be published in a broadly circulating newspaper in the Republic of Colombia, and will be sent to each Common Shareholder, by written communication sent through mail to the address registered with the Company.

February 22, 2018

/s/ Renato Covelo

Renato Covelo

Secretary